Act: 1934
Section:
Rule: 12(H)(3)
Public Availability: 8/11/2006

No Act

DC

August 11, 2006

RECD S.E.C.

AUG 1 5 2006

1080

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wintegra, Inc.
Incoming letter dated August 10, 2006

Based on the facts presented, it is the Division's view that the effectiveness of Wintegra's registration statement on Form S-1 during fiscal year 2006 would not preclude Wintegra from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Wintegra has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

06045349

PROCESSED
AUG 2 2 2006
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2006

Mail Stop 3010

Allison B. Spinner, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050

Re: Wintegra Inc

Dear Ms. Spinner

In regard to your letter of August 10, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

**Securities Exchange Act of 1934,
Sections 15(d) and 12(h) and Rule 12h-3**

August 10, 2006

VIA OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, DC 20549

Attn: Office of Chief Counsel

**Re: Wintegra, Inc.
Registration Statement on Form S-1 filed February 17, 2006
File No. 333-131937**

Ladies and Gentlemen:

On behalf of Wintegra, Inc., a Delaware corporation (the "**Company**"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") concurs in the Company's view that the effectiveness of the Company's registration statement on Form S-1 during the fiscal year ending December 31, 2006 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statement on Form S-1 became effective (i.e., the fiscal year ending December 31, 2006). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

This letter supersedes our prior letter dated as of July 12, 2006.

Factual Background

On February 17, 2006, pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), the Company filed a registration statement on Form S-1 (Reg. No. 333-131937), as most recently amended on June 27, 2006 (the "**S-1 Registration Statement**"), which proposed an initial public offering of up to 5,587,126 shares (including the underwriters' over-allotment option and shares to be sold by certain of the Company's existing stockholders (the "**Selling Stockholders**")) of the Company's common stock, par value $0.001 per share (the "**Common Stock**"). The Company also filed a registration statement on Form 8-A under the Exchange Act (File No. 000-52079) registering its Common Stock under Section 12(g) of the Exchange Act (the "**Form 8-A Registration Statement**") on June 26, 2006.

Both registration statements were then declared effective on June 27, 2006, with the expectation that information concerning the public offering price, underwriting syndicate and related matters would be contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act. However, the Company, in consultation with the managing underwriters of the offering, decided to postpone its initial public offering due to market conditions. Since that decision, the Company has not taken any further action with respect to recommencing the offering, and on July 12, 2006, the Company filed with the Commission a letter requesting withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act.

The Company has approximately 58 record holders of its common stock, with approximately 4,477,732 shares outstanding. The Company has approximately 34 record holders of the Company's preferred stock, with approximately 10,714,166 shares outstanding. In addition, there are currently outstanding options to purchase approximately 2,932,777 shares of the Company's common stock, held by approximately 173 holders, and there are warrants outstanding to purchase approximately 1,383,102 shares of the Company's preferred stock, held by approximately 25 record holders. All of the Company's outstanding securities were acquired privately without registration under the Securities Act. Because the Company's outstanding common stock is held of record by less than 300 persons, on July 12, 2006 the Company filed a Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act and Rule 12g-4(a)(1)(i) thereunder. In accordance with Rule 12g-4(b), the Company's obligation under Section 12(g) to file reports pursuant to Section 13(a) of the Exchange Act was suspended immediately upon the filing of the certification of Form 15.

Due to the termination of its Exchange Act reporting obligations under Section 12, the Company has become subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. The Company advises the Staff that it is current in its reporting obligations under the Exchange Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective. Thus, although all shares of the Company's common stock that are issued and outstanding are held beneficially and of record by fewer than 300 stockholders, who acquired the shares privately without registration under the Securities Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, the Company hereby requests that a no action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the S-1 Registration Statement during the fiscal year ending December 31, 2006 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the S-1 Registration Statement became effective (i.e., the fiscal year ending December 31, 2006).

Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any Section 13(a) periodic reports merely because the S-1 Registration Statement was filed and became effective during 2006.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (Oct. 5, 1983) (the "**Release**"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Although the S-1 Registration Statement was declared effective, the Company's initial public offering was not consummated and the Company requested withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. The Staff consented to the Company's request for withdrawal of the S-1 Registration Statement on July 13, 2006. As a result, no securities of the Company were sold to the public by the Company or any Selling Stockholder pursuant to the S-1 Registration Statement, nor are there any public stockholders of the Company. Therefore, because the Company has no "investing public" to which information about its activities through the end of fiscal year 2006 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..." *Id.* In the Company's case, the burdens imposed by the application of Rule 12h-3 clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on the Company and would involve significant management efforts. Because the Company has no public stockholders and no purchasers in a registered public offering, the investing public would derive no benefit from requiring the Company to commence filing periodic reports required by Section 13 of the Exchange Act.

The Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that the application of Rule 12h-3(c) is not always justified by public policy considerations and, accordingly, has taken a no-action position such as that requested herein. *See, e.g., Infiniti Solutions Ltd., (March 8, 2005); ATX Group, Inc., (October 15, 2004); Engenio Information Technologies, Inc., (September 13, 2004);NOMOS Corporation (Nov. 12, 2002); Medco Health Solutions, Inc. (Aug. 13, 2002); NeoGenesis Pharmaceuticals, Inc. (Apr. 1, 2002); OMP, Inc. (Apr. 2, 2001); Enfinity Corporation (Nov. 30, 1998); and Coral Systems, Inc. (Mar. 31, 1997)*.

Consequently, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the S-1 Registration Statement during the fiscal year ending December 31, 2006 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2006).

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the investing public derives no benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act because the Company's outstanding common stock is held of record by less than 300 persons and there have been no purchasers in a registered public offering. Moreover, the burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the effectiveness of the S-1 Registration Statement during the fiscal year ending December 31, 2006 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2006). Alternatively, we request on behalf of the Company an exemption pursuant to Section 12(h) of the Exchange Act from the requirement of filing such reports. If and when relief is granted by the Staff with respect to the foregoing, the Company will file an additional Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provisions relied upon to suspend the duty to file reports) on or before the date on which the Company's next periodic report is due pursuant to the Exchange Act.

* * * * *

If you have any questions with respect to this request or require additional information, please do not hesitate to call the undersigned at (650) 565-3765. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. In accordance with Securities Act Release No. 33-6269 (Dec. 5, 1980), enclosed are seven additional copies of this letter. We would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Allison B. Spinner

Allison B. Spinner, Esq.

cc via email: Kobi Ben-Zvi
Alon Rozner
Noma Floom, Adv.
Wintegra, Inc.

Jeffrey D. Saper, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Ayal Shenhav, Adv.
Danziger, Klagsbald & Co.